UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) Or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
Pacific Internet Limited
(Name of Subject Company (Issuer))
Connect Holdings Limited
(Names of Filing Persons (Offeror))
Connect International Limited
(Names of Filing Persons (Offeror))
Ashmore Global Special Situations Fund Limited
(Names of Filing Persons (Offeror))
Ashmore Global Special Situations Fund 2 Limited
(Names of Filing Persons (Offeror))
Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund
(Names of Filing Persons (Offeror))
Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio
(Names of Filing Persons (Offeror))
Ashmore Emerging Markets Debt Fund
(Names of Filing Persons (Offeror))
Ashmore Emerging Markets Debt and Currency Fund Limited
(Names of Filing Persons (Offeror))
Ashmore Management Company Limited
(Names of Filing Persons (Offeror))
Spinnaker Global Opportunity Fund Ltd
(Names of Filing Persons (Offeror))
Spinnaker Global Emerging Markets Fund Ltd
(Names of Filing Persons (Offeror))
Spinnaker Global Strategic Fund Ltd
(Names of Filing Persons (Offeror))
Clearwater Undersea Cable Investments, LP
(Names of Filing Persons (Offeror))
Clearwater Capital GP, Ltd
(Names of Filing Persons (Offeror))
Ordinary Shares
(Title of Class of Securities)
Y66183-10-7
(CUSIP Number of Class of Securities)
Attn: David Astwood
Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Filing Persons)
Copy to: Sarah C. Murphy
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom
+44 20 7832 7429

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$97,824,730	$3,003.22

(1)	Estimated for purposes of calculating the amount of filing fee only. This amount is based upon an estimate of the maximum number of shares which may be purchased pursuant to the tender offer at the tender offer price of $10.00 per share, or 10,237,457 shares. The maximum number of shares which may be purchased pursuant to the tender offer was calculated by adding 13,840,164 issued shares of PacNet as of 31 March 2007 and 518,580 shares issuable pursuant to the exercise of options as of 13 April 2007, and subtracting the 4,121,287 shares owned by Connect.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $ $30.70 per $1,000,000 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,003.22	Filing Party: Connect Holdings Limited

Form or Registration No: TO-T	Date Filed: May 2, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☑	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBITS INDEX
SIGNATURES

This Amendment No. 1 (this Amendment) amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, as amended through the date hereof (as amended the Statement), originally filed with the Securities and Exchange Commission on 2 May 2007 by Connect Holdings Limited, a company organized under the laws of Bermuda (Connect) and its shareholder and ultimate control persons: Connect International Limited (CIL), Ashmore Global Special Situations Fund Limited (GSSF), Ashmore Global Special Situations Fund 2 Limited (GSSF2), Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio (EMLIP), Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund (ARF), Ashmore Emerging Markets Debt Fund (AEMDF), Ashmore Emerging Markets Debt and Currency Fund Limited (AEMDCF), Ashmore Management Company Limited (AMC), Spinnaker Global Opportunity Fund Ltd (SGO), Spinnaker Global Emerging Markets Fund Ltd (SGEM), Spinnaker Global Strategic Fund Ltd (SGS), Clearwater Undersea Cable Investments, LP (Clearwater) and Clearwater Capital GP, Ltd (Clearwater GP) (collectively with Connect, the filing persons), relating to the offer by the filing persons to purchase all the issued ordinary shares of Pacific Internet Limited (PacNet), at a purchase price of US$10.00 net in cash per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated 2 May 2007 (the Offer to Purchase) and in the related Letter of Transmittal. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this amendment shall have the meaning assigned to such terms in the Offer to Purchase or in the Statement.
Amendments to the Offer to Purchase
Items 4, 6, 7, 10, 11, 12 and 13 of the Statement, which incorporates by reference the information contained in the Offer to Purchase are hereby amended and supplemented as follows:
(1) Identity of the Offeror
The cover page of the Offer to Purchase is amended and supplemented by deleting the first full paragraph and replacing it with the following:
“Connect Holdings Limited, together with its shareholder and ultimate control persons (collectively, the filing persons for purposes of the Schedule TO filed on 2 May 2007 relating to the Offer and as described in Section 10 in this Offer to Purchase), is offering to purchase at a price of US$10.00 net in cash per share, without interest (Offer Price) all issued ordinary shares of Pacific Internet Limited (PacNet), on the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal (which together constitute our Offer). As used in this Offer to Purchase, the terms “we,” “our,” and “us,” refer to Connect Holdings Limited, its shareholder and ultimate control persons.”
The section entitled “Questions and Answers About this Tender Offer of the Offer to Purchase” is amended by deleting the first full paragraph under the caption “WHO IS OFFERING TO PURCHASE MY SECURITIES?” on page 5 of the Offer to Purchase and replacing it with the following:
“Connect Holdings Limited, a Bermuda company, together with its shareholder and ultimate control persons, is offering to purchase your PacNet shares as described in this Offer to Purchase. See Section 10, “The Offer—Certain Information Concerning Connect,” for further information about us.”
(2) Expected Timetable
The “Expected Timetable” is amended by deleting footnote 2 on page 3 of the Offer to Purchase and replacing it with the following:
“(2)	If the Expiration Date of the Offer is extended, the Offer will be declared unconditional on any scheduled expiration date of an extension period if the Minimum Tender Condition and all other conditions are satisfied on that date.”

(3) Connect’s Plans for PacNet
The section entitled “Special Factors—Reasons for and Purpose of the Offer; Connect’s Plans for PacNet” is supplemented by adding the following paragraph immediately following the fourth full paragraph on page 15 of the Offer to Purchase:
“If the Offer is completed, but the 90% Purchase Condition is not satisfied, we intend to purchase in the open market, through an additional tender offer or through privately negotiated purchases, as many shares as possible, subject to the requirements of Rule 13e-3 and Singapore law. For a six month period following the Offer, under Singapore law such purchases cannot be made on terms more favorable than the Offer terms, including with respect to price. During the pendency of such purchases, we plan to implement, to the extent practicable and subject to the requirements of US and Singapore law, our underlying plans for PacNet, including without limitation, to delist PacNet from the Nasdaq Global Market and terminate PacNet’s reporting obligations under U.S. federal securities laws, and to nominate a number of new candidates to the board of directors of PacNet, subject to IDA approval.”
(4) The Put Option
The section entitled “Questions and Answers About this Tender Offer of the Offer to Purchase” is amended by deleting the first full paragraph under the caption “IF THE TENDER OFFER IS SUCCESSFUL AND CONNECT PURCHASES AT LEAST 90% OF THE ISSUED VOTING SHARES, WHAT RIGHTS DO I HAVE IF I HAVE NOT TENDERED MY SHARES?” on page 8 of the Offer to Purchase and replacing it with the following:
“PacNet shareholders who have not tendered their shares in this Offer have the right, under the Singapore Companies Act, to require Connect to acquire their PacNet shares at the same purchase price (without interest) as the price for the shares purchased in the Offer, in the event that Connect acquires at least 90% of the issued voting shares of PacNet (including such shares that were held by Connect prior to the commencement of this Offer) (the Put Option). If the Offer is successful and we hold at least 90% of the total number of shares of PacNet pursuant thereto, we shall be required under the Singapore Companies Act to give notice of this fact to the holders of the shares not previously tendered (Notice), within one month from the date of the transfer (that resulted in the crossing of the 90% threshold), and such holders may, within three months from the date of the Notice, require us to purchase their shares at the same purchase price (without interest) and terms as that of the shares purchased in this Offer.
The Put Option may be distinguished from the Compulsory Acquisition in that the Compulsory Acquisition is only exercisable following our acquisition of more than 90% of the shares in PacNet we do not already own (or 92.9% of the PacNet’s total issued share capital). The Put Option, by contrast, allows remaining shareholders to put their shares to us, at the Offer Price, when we own 90% of the PacNet’s voting shares, a somewhat lower threshold. PacNet shareholders who wish to exercise the Put Option are advised to seek their own independent legal advice. Should the 90% Purchase Condition be satisfied given our intention to make a Compulsory Acquisition as described above, remaining shareholders’ exercise of the Put Option would not be necessary.”
Section 12, “Rights of Minority Shareholders,” is amended by replacing the paragraph immediately following the fifth full paragraph on page 38 of the Offer to Purchase with the following:
Put Option. PacNet shareholders who have not tendered their shares in this Offer have the right, under the Singapore Companies Act, to require Connect to acquire their PacNet shares at the same purchase price (without interest) as the price for the shares purchased in the Offer, in the event that Connect acquires at least 90% of the issued voting shares of PacNet (including such shares that were held by Connect prior to the commencement of this Offer) (the Put Option). If the Offer is successful and we hold at least 90% of the total number of shares of PacNet pursuant thereto, we shall be required under the Singapore Companies Act to give notice of this fact to the holders of the shares not previously tendered (Notice), within one month from the date of the transfer (that resulted in the crossing of the 90% threshold), and such holders may, within three months from the date of the Notice, require us to purchase their shares at the same purchase price (without interest) and terms as that of the shares purchased in this Offer.
The Put Option may be distinguished from the Compulsory Acquisition in that the Compulsory Acquisition is only exercisable following our acquisition of more than 90% of the shares in PacNet we do not already own (or 92.9% of the PacNet’s total issued share capital). The Put Option, by contrast, allows remaining shareholders to put their shares to us, at the Offer Price, when we own 90% of the PacNet’s voting shares, a somewhat lower threshold. PacNet shareholders who wish to exercise the Put Option are advised to seek their own independent legal advice. Should the 90% Purchase Condition be satisfied, given our intention to make a Compulsory Acquisition as described above, remaining shareholders’ exercise of the Put Option would not be necessary.”
(5) Availability of the Offer Outside the United States or Singapore
The section entitled “Questions and Answers About this Tender Offer of the Offer to Purchase” is amended by deleting the first full paragraph under the caption “IS THIS OFFER TO PURCHASE DOCUMENT BEING SENT OR BEING MADE AVAILABLE TO ALL PACNET SHAREHOLDERS?” on page 8 of the Offer to Purchase and replacing it with the following:
“Yes. We are sending this Offer to Purchase to all PacNet registered shareholders. We are also making available this Offer to Purchase to all PacNet shareholders. However, the validity of this Offer outside the U.S. or Singapore may be affected by the laws of the relevant foreign jurisdictions. For the avoidance of doubt, this Offer is not being made in (nor will tenders be accepted from) any jurisdiction in which the making of this Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction. PacNet shareholders resident outside the United States and Singapore should inform themselves about, seek independent legal advice and comply with the applicable laws in their relevant jurisdictions. However, we may, in our discretion, take such action as we may deem necessary to make this Offer in any such jurisdiction.”
Section 1.10, “Foreign Shareholders” is amended by deleting the second full paragraph on page 26 of the Offer to Purchase and replacing it with the following:
“We are sending this Offer to Purchase to all PacNet registered shareholders. We are also making available this Offer to Purchase to all PacNet shareholders. However, the validity of this Offer outside the U.S. or Singapore may be affected by the laws of the relevant foreign jurisdictions. For the avoidance of doubt, this Offer is not being made in (nor will tenders be accepted from) any jurisdiction in which the making of this Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction. PacNet shareholders resident outside the United States and Singapore should inform themselves about, seek independent legal advice and comply with the applicable laws in their relevant jurisdictions. However, we may, in our discretion, take such action as we may deem necessary to make this Offer in any such jurisdiction.”
Section 19.1, “Foreign Shareholders” is amended by deleting the second full paragraph on page 26 of the Offer to Purchase and replacing it with the following:
“We are not making this Offer in (nor will tenders be accepted from) any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. We may, however, in our sole discretion, take such action as we deem necessary to make this Offer in any such jurisdiction and extend this Offer to such jurisdiction. We are not aware of any jurisdiction in which the making of this Offer or the acceptance of shares in connection therewith would not be in compliance with the laws of such jurisdiction.”
(6) Connect’s Position Regarding the Fairness of the Offer
The section entitled “Special Factors—Connect’s Position Regarding the Fairness of the Offer” is supplemented by adding the following sentences after the final sentence in the second bullet point on page 16 of the Offer to Purchase:

“Although PacNet’s shares have traded above the Offer Price within the last six months, based on closing share prices this has occurred on only three occasions – $10.02 on 12 January 2007, $10.04 on 17 January 2007 and $10.01 on the 19 January 2007. These dates follow Connect’s proposal on 12 January 2007 for a voluntary conditional general offer for PacNet at $10.00 per share. Prior to Connect’s announcement on the 12th of January, PacNet’s shares did not close at or above the Offer Price within the last 24 months. The Offer Price represents a 9.8% premium over PacNet’s closing share price of $9.11 on 11 January 2007, the day immediately preceding our announcement of its intention to proceed with the Offer which was filed on Schedule TO and filed with the SEC on 12 January 2007;”
(7) Adoption of Fairness Position by Connect’s Shareholder and Control Persons
The section entitled “Special Factors—Connect’s Position Regarding the Fairness of the Offer” is supplemented by adding the following paragraph immediately following the fourth full paragraph on page 17 of the Offer to Purchase:
“Connect’s shareholder, Connect International Limited, and its ultimate control persons, Ashmore Global Special Situations Fund Limited, Ashmore Global Special Situations Fund 2 Limited, Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio, Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund, Ashmore Emerging Markets Debt Fund, Ashmore Emerging Markets Debt and Currency Fund Limited, Ashmore Management Company Limited, Spinnaker Global Opportunity Fund Ltd, Spinnaker Global Emerging Markets Fund Ltd, Spinnaker Global Strategic Fund Ltd, Clearwater Undersea Cable Investments, LP and Clearwater Capital GP, Ltd, have adopted the above fairness determination by Connect.”
(8) Payment during Subsequent Offering Periods
Section 1.8, “Subsequent Offing Period” is amended by deleting the final paragraph on page 25 of the Offer to Purchase and replacing it with the following:
“Subsequent to the Expiration Date and the purchase of all shares tendered during the Offering Period, we will provide a subsequent offering period of at least 14 calendar days but no more than 20 business days if this Offer becomes or is declared unconditional as to acceptances. During a subsequent offering period, shareholders who did not tender their shares during the Offering Period may tender their shares and receive the offer consideration on a rolling basis. Tenders during any subsequent offering period may not be withdrawn for any reason. We would announce a subsequent offering period no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date. All Conditions must be satisfied or waived prior to the commencement of any subsequent offering period. See Section 1, “The Offer — Terms of this Offer,” and Section 5, “The Offer — Rights of Withdrawal,” for more information concerning any subsequent offering period.”
(9) Description of Lazard Presentation.
The section entitled “Summary of Lazard Presentation to Connect” is amended and supplemented by replacing the subsection entitled “Summary of the Analyses” beginning on page 18 of the Offer to Purchase with the following:
“Summary of Analyses
The following is a summary of the written and oral analyses presented by Lazard to Connect, all of which was derived entirely from publicly available information:
Historical Financial Performance:
Using publicly available information, Lazard reviewed the annual net revenues, gross profit, operating income, earnings before interest, tax, depreciation and amortization (EBITDA) and net income of PacNet for the period from 2002 to 2006. Lazard also reviewed the breakdown of PacNet’s revenue by operating segment, including broadband access, dial-up access, leased line access value-added services and other revenue as well as the breakdown of PacNet’s revenue between consumer and corporate customers.

(US$’000)	2006	2005	% Growth
Access Services:	88,373	88,584	0%
Broadband	55,966	55,187	1%
Leased Line	19,172	14,329	34%
Dial-up	13,235	19,068	(31%)
IP Services:	26,971	16,535	63%
Travel and Other:	7,758	5,988	30%
Total Revenues	123,102	111,107	11%
% Corporate	76%	68%
% Consumer	24%	32%

Gross Profit	60,707	58,777	3%
EBITDA	8,998	11,951	(25%)
Operating Income	3,626	6,669	(46%)
Net Income	3,752	7,053	(47%)
PacNet’s revenues increased 11% from $111.1m in 2005 to $123.1m in 2006. EBITDA decreased 25% from $18.3m in 2005 to $13.8m in 2006, and net income decreased 47% from $10.8m in 2005 to $5.8m in 2006. Access Services revenues decreased slightly from $88.6m in 2005 to $88.4m in 2006 as the increase in Broadband and Leased Line revenues balanced the fall from Dial-up revenues. IP Services revenues increased 63% from $16.5m in 2005 to $27.0m in 2006, and Travel and Other revenues increased 30% from $6.0m in 2005 to $7.8m in 2006. The proportion of revenues from corporate customers increased from 68% in 2005 to 76% in 2006.
Historical Share Price Performance:
Using publicly available information as of and up till 25 April 2007, Lazard charted PacNet’s share price in the last five years and highlighted certain PacNet related events that have occurred over the same timeframe. Lazard also reviewed the historical closing share prices of the PacNet shares for the last three months and the last six months. In the three-month period considered, the highest closing price for the PacNet shares was US$9.93, and the lowest closing price was US$9.35. In the six-month period considered, the highest closing price for the PacNet shares was US$10.04, and the lowest closing price was US$8.42.
Lazard also observed that the volume weighted average price based on historical closing prices for the PacNet shares was US$9.67, US$9.47, US$9.21 and US$7.64 for the last three months, last six months, last twelve months and last three years, respectively. Volumes of the PacNet shares traded, as a percentage of the number of total issued shares outstanding, was 4.99%, 15.38%, 81.74%, and 417.08% for the last three months, last six months, last twelve months and last three years, respectively.
Relative Share Price Performance:
Using publicly available information as of and up till 25 April 2007, Lazard reviewed and compared the reported daily closing prices of the PacNet shares to corresponding data of the following selected publicly traded companies in the internet service provider (ISP) sector (the Comparable Companies’), as well as the Nasdaq Composite Index, during the last twelve months and the last three years:

	12 months	3 years
Pacific Internet	9.5%	(10.7%)

Selected Global ISPs

Liberty Global, Inc.	79.7%	N/A
Iliad S.A.	(10.9%)	279.1%
United Internet AG	5.9%	173.4%
Tiscali SpA	(2.0%)	(40.2%)
QSC AG	16.3%	23.4%
cBeyond Inc.	81.7%	190.5%[1]
Internet Gold-Golden Lines	136.6%	171.5%
United Online, Inc.	10.0%	(20.7%)
Earthlink Inc.	(20.4%)	(28.5%)
Pipex Communications Group	0.0%	23.8%

Selected Asian ISPs

eAccess Ltd	(8.6%)	(37.0%)
Internet Initiative Japan Co	(4.6%)	(17.9%)[2]
So-Net Entertainment Corp	(26.3%)	(45.2%)[3]
Sify Ltd. – ADR	(30.7%)	(2.1%)
Nifty Corporation	(31.5%)[4]	N/A
Asahi Net, Inc	3.0%[5]	N/A
CS LoxInfo PCL	(1.0%)	(65.9%)
Comparable Company Analysis:
The Comparable Companies were chosen because they are publicly traded companies in the ISP sector with operations or businesses which for purposes of analysis may be considered similar to PacNet’s operations or businesses.
Lazard reviewed certain publicly available financial data and published earnings estimates for the last twelve months (LTM) and the calendar year 2007 and stock market information of PacNet and the Comparable Companies, and calculated the ratios and multiples based on such information.
Adjustments were made, where applicable, for certain extraordinary and non-recurring items. Lazard compared stock prices of the Comparable Companies and PacNet as multiples of LTM actual earnings per share, commonly referred to as the P/E ratio, and multiples of the calendar year 2007 estimated P/E

[1]	Return since IPO on 2 November 2005

[2]	Return since IPO on 2 December 2005

[3]	Return since IPO on 20 December 2005

[4]	Return since IPO on 7 December 2006

[5]	Return since IPO on 26 December 2006

ratios. Lazard also calculated the LTM actual multiple of enterprise value over EBITDA and the estimated calendar year 2007 multiples of enterprise value over EBITDA. All multiples were based on closing stock prices on 25 April 2007. Estimated financial data for the selected companies were based on publicly available mean research analysts’ estimates. Lazard noted that there is no broker research on Pacific Internet and therefore no estimates of financial results for 2007.

	LTM EV/EBITDA[1] [2]	LTM P/E2
Pacific Internet	10.8x	36.2x

Selected Global ISPs

Iliad S.A.	12.3x	32.7x
United Internet AG	14.7x	29.3x
Tiscali SpA	15.7x	NM
QSC AG	34.9x	NM
United Online, Inc.	6.9x	21.6x
Earthlink Inc.	7.5x	NM
Pipex Communications Group	18.5x	NM
Mean	15.8x	27.9x
Median	14.7x	29.3x

Selected Asian ISPs

eAccess Ltd	7.5x	29.6x
Internet Initiative Japan Co	11.3x	13.7x
So-Net Entertainment Corp	NM	NM
Sify Ltd. – ADR	26.3x	NM
Nifty Corporation	4.8x	29.0x
CS Lo7xInfo PCL	2.5x	10.8x
Mean	10.5x	20.8x
Median	7.5x	21.3x
For the group of selected Global ISPs, the median EV/EBITDA multiple for LTM EBITDA was 14.7x and the median P/E multiple for LTM earnings was 29.3x. For the group of selected Asian ISPs, the median EV/EBITDA multiple for LTM EBITDA was 7.5x and the median P/E multiple for LTM earnings was 21.3x.
The Offer price implies an EV/EBITDA multiple of 11.1x and a P/E multiple of 36.9x for PacNet, both on an LTM basis. The Offer price represents a premium to both Global and Asian ISPs on a P/E basis and a premium to Asian ISPs on an EV/EBITDA basis.

[1]	Enterprise value was calculated after adding market capitalisation, net debt and minority interests. EBITDA was calculated after adding operating profit and depreciation and amortisation

[2]	Source: Factset and company filings

This comparison with the Comparable Companies is for illustrative purposes only as the Comparable Companies are not considered identical to PacNet in terms of the geographical spread of activities, scale of operations, asset base, risk profile, track record, composition of their business activities, future prospects and other relevant criteria. In using the market prices of the Comparable Companies in an evaluation of the offer price for the Shares, such market prices can be affected by, inter alia, the level of free float, liquidity of shares, breadth of research coverage on the companies, and proportion of retail and institutional investors’ interests in the Comparable Companies. Accordingly, such comparisons with the Comparable Companies may not serve as a meaningful indication of the current market valuation of PacNet.”
(10) Ratio of Earnings to Fixed Charges, Operating Income per Share or Book Value per Share
Section 9, “Certain Information Concerning PacNet” is supplemented by adding the following paragraph following the table of financial information on page 35 of the Offer to Purchase:
“Although PacNet does not report the following financial information, we have derived the following figures from PacNet’s financial information reported on Form 6-K filed with the SEC on 12 February 2007:

	Year ended 31 December
	2006	2007
Operating Income per Share (basic)	0.2665	0.5000
Operating Income per Share (diluted)	0.2577	0.4983
Book Value per Share (basic)	5.2115	4.9691
Book Value per Share (diluted)	5.0401	4.9525
As noted above, PacNet has not historically reported a ratio of earnings to fixed charges, and it is not possible for Connect to accurately calculate such ratio based on publicly available information.”
(11) Source and Amount of Funds
Section 13, “Source and Amount of Funds” is supplemented by adding the following sentences immediately after the first sentence of the ninth full paragraph on page 38 of the Offer to Purchase:
“Each of the Investors has committed sufficient equity funds to fund in full the purchase of all tendered shares under the Offer. Such funds have been earmarked by each of the Investors solely for use in connection with the Offer. When funds are required, Connect will initiate a call on capital and the Investors will fund pursuant to such call. Once a call has been made by Connect, each of the Investors will be obliged to fund. There are no conditions to funding once the call has been made.”
(12) Relationships with members of the PacNet Board of Directors
The section entitled “Special Factors—Historical Chronology,” is amended by deleting the third full paragraph on page 13 of the Offer to Purchase and replacing it with the following:
“In response to PacNet’s announcement, on 4 October 2006, representatives of Connect wrote to PacNet proposing a resolution nominating Steven Barry John Simpson, the non-executive chairman of C2C Pte Ltd., a member of the Connect Group, for appointment as a director of PacNet.”

Section 19.4, “Transactions” is amended by deleting the last sentence of the sixth full paragraph on page 42 of the Offer to Purchase and replacing it with the following:
“In his capacity as non-executive chairman of C2C Pte Ltd., a member of the Connect Group, Mr. Simpson was paid approximately $150,000 for his services as non-executive chairman since his appointment on 6 February 2006.”
Other Matters
Item 12. The Solicitation or Recommendation.
     On 16 May 2007, PacNet issued a letter to its shareholders and filed a solicitation/recommendation statement with the SEC on Schedule 14D-9, announcing that the Independent Directors of PacNet (namely the directors of PacNet other than Steven Barry John Simpson, who had been nominated by Connect) have recommended that PacNet shareholders “accept the offer or reject the offer if they take a long-term view of the PacNet’s potential and accept the associated risks.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: 23 May 2007

Connect Holdings Limited

By:	/s/ Robert Petty
Title:	Director

Connect International Limited

By:	/s/ Robert Petty
Title:	Authorised signatory

Ashmore Global Special Situations Fund Limited

By:	/s/ Robert Petty
Title:	Authorised signatory

Ashmore Global Special Situations Fund 2 Limited

By:	/s/ Robert Petty
Title:	Authorised signatory

Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio

By:	/s/ Robert Petty
Title:	Authorised signatory

Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund

By:	/s/ Robert Petty
Title:	Authorised signatory

Ashmore Emerging Markets Debt Fund

By:	/s/ Robert Petty
Title:	Authorised signatory

Ashmore Emerging Markets Debt and Currency Fund Limited

By:	/s/ Robert Petty
Title:	Authorised signatory

Ashmore Management Company Limited

By:	/s/ Robert Petty
Title:	Authorised signatory

Spinnaker Global Opportunity Fund Ltd

By:	/s/ Robert Petty
Title:	Authorised signatory

Spinnaker Global Emerging Markets Fund Ltd

By:	/s/ Robert Petty
Title:	Authorised signatory

Spinnaker Global Strategic Fund Ltd

By:	/s/ Robert Petty
Title:	Authorised signatory

Clearwater Undersea Cable Investments, LP

By:	/s/ Robert Petty
Title:	Authorised signatory

Clearwater Capital GP, Ltd

By:	/s/ Robert Petty
Title:	Authorised signatory

EXHIBITS INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Offer to Purchase dated 2 May 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Trust Companies and other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Announcement of Despatch of Offer to Purchase, dated 2 May 2007.*

(a)(1)(viii)	Options Proposal Letter dated 2 May 2007.*

(c)	Lazard Presentation to Connect dated 27 April 2007.*

(d)	Irrevocable Undertaking to Accept Offer by Vantage Corporation Limited to Connect Holdings Limited dated 12 January 2007.†

(g)	Question and Answer Script for Investor Telephone Conversations.*

99.1	Powers of Attorney.*

*	Previously filed with the SEC as an exhibit to Schedule TO on 2 May 2007.

†	Previously filed with the SEC as an exhibit to Amendment No. 5 to Schedule 13D on 23 January 2007.